ORKLA

www.orkla.com
P.O.Box 423 Skøyen, N-0213 Oslo, Norway Tel: +47-2254 4000 E-mail: info@orkla.no

RECEIVED
2008 JUN 16 A 10:50

Trade subject to notification – Scandinavian Property Development

Orkla ASA, has on 3. June 2008 bought 2 201 907 shares in Scandinavian Property Development at an average share price of NOK 24.00.

Morten Grongstad, Managing director in Orkla Eiendom, is a member of the Scandinavian Property Development board of directors.

After this transaction, Orkla ASA owns 24 000 000 shares in Scandinavian Property Development, corresponding to 29.99 %.

Orkla ASA
Oslo, 4. June 2008

SUPPL

Contact:
Rune Helland, SVP Orkla Investor Relations,
Tel: +47 2254 4411

08003273

PROCESSED
JUN 18 2008
THOMSON REUTERS

RECEIVED
2008 JUN 16 A 10: 20

ORKLA

www.orkla.com
P.O.Box 423 Skøyen, N-0213 Oslo, Norway Tel: +47-2254 4000 E-mail: info@orkla.no

Trade subject to notification – Kristin Skogen Lund

Kristin Skogen Lund, member of the Board of Orkla ASA, has on 4 June 2008 bought 1 000 shares in Orkla ASA at an average share price of NOK 71.20.

After this transaction, Kristin Skogen Lund and her close associates own 1 000 shares in Orkla ASA.

Orkla ASA
Oslo, 5 June 2008

Contact:
Rune Helland, SVP Investor Relations,
Tel: +47 2254 4411

RECEIVED
2008 JUN 16 A 10: 21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ORKLA

www.orkla.com
P.O.Box 423 Skøyen, N-0213 Oslo, Norway Tel: +47-2254 4000 E-mail: info@orkla.no

Orkla ASA – Norwegian bond issue concluded

Orkla ASA announced on 21 May a potential bond issue in the Norwegian market through new loans with 3 years and 3+1 years tenor.

The bond issue has now been concluded and a total of NOK 1 billion was issued, of which NOK 200 million in a 3-year loan with floating interest rate, NOK 200 million in a loan with fixed interest rate and NOK 600 million in a loan with 3+1 year maturity and floating interest rate. A total of NOK 200 mill. is held in Orkla's treasury. DnB NOR Markets and Nordea Markets have been arrangers of the bond issue.

Contacts:
Geir Solli, SVP Finance, Tel +2254 4461
Rune Helland, SVP Investor Relations, Tel 2254 4411

END